

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2007

Mr. Peter Rosenthal
President
Sonoran Energy, Inc
14180 Dallas Parkway, Ste 400
Dallas, TX 75254

> **Re:** **Sonoran Energy, Inc**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed on September 14, 2006**
> **Form 10-QSB for the Quarter Ended July 31, 2006**
> **Filed on September 21, 2006**
> **Form 10-QSB for the Quarter Ended October 31, 2006**
> **Filed on December 8, 2006**
> **Form 8-K filed April 7, 2006**
> **Response Letter Dated January 19, 2007**
> **File No. 000-28915**

Dear Mr. Rosenthal:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated January 19, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Year Ended April 30, 2006

Consolidated Balance Sheets, page F-3

1.   We note your response to comment three of our letter dated December 19, 2006 and note that the deferred gain remains on your balance sheet as of October 31, 2006. Please tell us the current status of this dispute and indicate the nature of the consideration you received with respect to this disposition.

Note 3. Capital Assets, page F-15

2.   We note your response to comment six of our letter dated December 19, 2006. You have indicated that the impairment relates to two of numerous oil and gas properties in Louisiana. Please note that Item 4-10(c)(6)(ii) of Regulation S-X provides that the abandonment of oil and gas properties shall be accounted for as adjustments of capitalized costs. Please tell us how you determined that your accounting related to this transaction is in accordance with GAAP and include the appropriate citation.

3.   We note your response to comment seven of our letter dated December 19, 2006. To the extent that the number of shares was not subject to change pursuant to the existing terms of the acquisition agreement, Issue 1 of EITF 99-2 should be applied in determining the appropriate measurement date. Otherwise, Issue 2 of EITF 99-2 is applicable. Please clarify which Issue of EITF 99-2 was applicable with respect to your acquisition of Baron Oil AS.

4.   We note your response to comment seven indicates August 9, 2004 as the date in which shareholder approval was announced. However, disclosure in your Form 10-KSB for the year ended April 30, 2005 indicates that on May 7, 2004 you signed a merger agreement to acquire Baron Oil AS. In this regard, please tell us the initial date in which the terms of the acquisition were agreed to by Baron Oil AS and Sonoran Energy and when such terms were announced. Please note that paragraph 4 of EITF 99-2 indicates that the date of measurement of the value of shares should not be influenced by the need to obtain shareholder or regulatory approval. Please provide us your analysis of EITF 99-2 that supports the use of the measurement date as the date of shareholder approval. Finally, please tell us if there was a material change in the price of your stock from the initial date of announcement to the date of shareholder approval.

Note 4. Shareholders' Equity, page F-16

5.   We note your responses to comments 11 and 12 of our letter dated December 19, 2006. Please tell us your basis in GAAP for reducing the price of your common stock by 50% with respect to your valuation of the consideration given to acquire BPR Energy. We note that you indicate that fair value of the preferred shares was determined in conjunction with the SEC. In responding to this comment, please provide to us a copy of the correspondence with respect to any discussions or reviews that occurred between you and the SEC. We may have further comment.

Form 10-QSB for the Quarterly Period Ended July 31, 2006

Item 3. Controls and Procedures

6.   We note your response to comment 22 of our letter dated December 19, 2006. Please revise your disclosure, if true, to conform to Item 307 of Regulation which provides that the evaluation date for disclosure controls is "as of the end of the period" covered by the quarterly or annual report rather than "as of a date within 90 days of the filing date." Please refer to *Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports*, Release No. 33-8238, which can be located on our website at: http://www.sec.gov/rules/final/33-8238.htm.

Form 8-K filed April 7, 2006

7.   We note your response to comments 23 and 24 of our letter dated December 19, 2006. Only the Division Of Corporation Finance's Office of the Chief Accountant may provide relief of the financial statement requirements of Form 8-K. Please write to this office at the following address with your request:

> Office of the Chief Accountant
> Division of Corporation Finance
> U.S. Securities and Exchange Commission
> 100 F Street, N.E.
> Washington, D.C. 20549
> Fax number: (202) 772-9213
> Phone: (202) 551-3400

Letters should detail the issue and reference the correspondence between our office and the company. Please include the telephone number of the requestor.

Engineering Comments

Description of Property

Reserves, Acreage and Sales Price

8.   We have considered your response to prior comment number 18 and your proposed disclosure. Please expand your proposed disclosure, as previously requested, to include the following:

- proved developed reserves for each year as required Financial Accounting Standard 69, paragraph 10; and,
- two years of reconciliation of proved reserve changes for the prior two fiscal years as required by FAS 69, paragraph 7.

9.   In our prior comment 19(d), we requested "Narratives and engineering exhibits
       (performance plots, volumetric calculations, analogy maps etc.) for these six
       [three proved developed and three proved undeveloped] largest properties." We
       have not received this information and repeat our prior comment 19(d).

10.   In our prior comment 21, we asked for reconciliation between your $50/BOE
       2006 historical production costs and the $15/BOE in the standardized measure.
       In part you responded, "The East Texas operations suffered from problems
       associated with the increased water handling associated with the submersible
       pumps and electrical outages that effected pump performance and in a number of
       cases required the pumps to be pulled. These costs were included within the
       operating costs. We are reviewing further the costs associated with producing
       these wells especially the high electricity costs to run the submersible pumps."
       Our examination of the historical production cost spread sheets that you furnished
       seem to indicate that the East Texas Repair and Maintenance charges were
       $11,700/month or $140,000/year. Your East Texas historical power costs appear
       to be $18,000/month or $216,000/year. Your historical salt water disposal costs
       appear to be $2,200/month or $26,000/year. If all these R&M, power and SWD
       costs were eliminated going forward, your projected production costs would be
       reduced by only $5/BOE, 8$/BOE and $1/BOE, respectively. Please explain how
       you significantly reduced your year-end R&M, electric power and salt water
       disposal costs.

11.   Your response to prior comment 21 also stated, "We have taken steps to reduce
       these costs by replacing the contract operator effective January 2007 and expect
       to see a significant reduction in the operating costs. The projected unit cost of
       $15/BOE reflects the above changes and anticipated reduction in operating costs."
       Please revise your projected unit cost to not incorporate such reductions until they
       have been demonstrated, particularly the change in operator, since it wasn't
       effective until eight months after your fiscal year-end.

12.   Please recalculate your proved reserves and standardized measure with
       production cost figures that were in place at fiscal year-end. Please submit
       adequate support for your projected production costs and amend your document
       to incorporate these supportable cost figures in your disclosed proved reserves
       and standardized measure.

Form 10-QSB for the Quarterly Period Ended October 31, 2006

Analysis of Operations

Results of operations for the six months ended October 31, 2006 compared to the six months ended October 31, 2005:

Revenues

13.   We note your disclosure, "The Company generated total revenues of $1,407,575 for the six months ended October 31, 2006 as compared to $875,578 revenue generated for the six months ended October 31, 2005 as a result of improved operations on the Louisiana wells." Please expand this discussion to disclose the oil and gas production figures and realized prices applicable for both periods that you are comparing.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief